Contact

www.linkedin.com/in/samcorbitt
(LinkedIn)

Top Skills

Project Management
Government Contracting
DCAA

Sam C.

Entrepreneur, executive, consultant and investor
Greater Boston

Summary

Experienced management, operations and finance professional

Experience

Sports Visio, Inc.

Chief Operating Officer (COO and Cofounder)
April 2021 - Present (4 years 1 month)
Remote

Jumpstart Sferics Consulting

Partner (Partner and Cofounder)
April 2020 - December 2024 (4 years 9 months)
Greater Boston

Co-founder and partner

Elite Sports Academy

Chief Financial Officer (CFO and Cofounder)
April 2020 - December 2024 (4 years 9 months)
New Hampshire, United States

Siege Technologies, LLC

11 years

Chief Executive Officer
December 2018 - April 2020 (1 year 5 months)
Manchester, NH; Rome, NY; Reston, VA

President
December 2017 - December 2018 (1 year 1 month)
Manchester, NH

Chief Financial Officer
March 2015 - December 2017 (2 years 10 months)
Manchester, NH

Chief Operating Officer

June 2013 - March 2015 (1 year 10 months)

Manchester, NH

Cofounder and CFO

May 2009 - June 2013 (4 years 2 months)

Manchester, NH

Rolls-Royce

Senior Manager, North America Government Accounting and Reporting

November 2007 - June 2013 (5 years 8 months)

Walpole, MA; Indianapolis, IN

BearingPoint

Managing Director; Government Finance, Accounting and Compliance

May 2005 - November 2007 (2 years 7 months)

Foxboro, MA and Tyson's Corner, VA

Leonardo DRS

Senior Director of Finance & IT

June 2003 - May 2005 (2 years)

Hudson, MA; Fitchburg, MA

Northrop Grumman

Senior Business Manager

January 2001 - June 2003 (2 years 6 months)

Reading, MA and Cambridge, MA

Lockheed Martin

Financial Leadership Development Program

May 1998 - January 2001 (2 years 9 months)

United States

Education

Boston College Carroll School of Management

Master of Business Administration - MBA, Financial Information Management

Babson College

Bachelor of Science - BS, Finance, Entrepreneurship, & Economics